Morgan, Lewis & Bockius LLP
1400 Page Mill Road
Palo Alto, CA 94304
Tel. +1.650.843.4000
Fax: +1.650.843.4001
www.morganlewis.com

Albert Lung

Partner

+1.650.843.7263

Albert.lung@morganlewis.com

December 1, 2023

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Merger and Acquisition
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk

Re:	OneSpan Inc. Schedule TO-I filed November 13, 2023 File No. 005-59373

Dear Ms. Chalk:

On behalf of OneSpan Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated November 28, 2023, relating to the above referenced Schedule TO, including the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1)(A) thereto (the “Schedule TO”). Concurrently herewith, the Company is filing Amendment No. 1 to the Schedule TO (the “Amendment”), including an amended Offer to Purchase (the “Amended Offer to Purchase”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Company. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment. Unless otherwise noted, the page numbers indicated below refer to page numbers in the Amended Offer to Purchase. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Schedule TO.

Schedule TO-I filed November 13, 2023

IMPORTANT, page iii

1.	We note the following statement: “We are not making the Offer to, and will not accept any tendered shares from, holders of Shares in any jurisdiction or in any circumstances where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). While we note your undertaking to comply with the all-holders provisions of Rule 13e-4(f)(8), your ability to do so while stating that you may not accept tenders from shareholders in certain jurisdictions is unclear. Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

In response to the Staff’s comment, the Company has revised the disclosure set forth on page iii and made conforming changes throughout on pages 9 and 14 of the Amended Offer to Purchase and page 4 of the Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

2.	We note the following statement: “THE STATEMENTS MADE IN THIS OFFER TO PURCHASE ARE MADE AS OF THE DATE ON THE COVER PAGE, AND THE STATEMENTS INCORPORATED BY REFERENCE ARE MADE AS OF THE DATE OF THE DOCUMENTS INCORPORATED BY REFERENCE. THE DELIVERY OF THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE IS CORRECT AS OF A LATER DATE OR THAT THERE HAS NOT BEEN ANY CHANGE IN SUCH INFORMATION OR IN OUR AFFAIRS SINCE SUCH DATES.” Please revise to clarify that the Company will amend the offer materials to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2). In addition, to the extent that disclosure in filings incorporated by reference was accurate when those filings were made but is not longer current as of the date of the filing of these offer materials, we believe the Company does have an obligation to update. Please revise your disclaimer accordingly.

In response to the Staff’s comment, the Company has revised the disclaimers on page iv of the Amended Offer to Purchase.

Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals, page 19

3.	You state that, if you complete the Offer, shareholders who “retain an equity interest in the Company as a result of a partial tender of Shares or proration . . . will realize an automatic increase in their relative ownership interest in the Company.” We note that this statement appears inconsistent with the possibility that a tendering shareholder who retains some shares would have a decreased relative ownership interest after completion of the Offer; for example, it seems unlikely that a shareholder who tendered 1000 shares and retained 50 shares would have a greater relative ownership interest after completion of the Offer than before completion of the Offer. Please revise your disclosure or explain why you believe your current disclosure appropriately reflects possible scenarios such as the one described above.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 and 17 of the Amended Offer to Purchase to clarify the circumstances under which a non-tendering stockholder may realize an increase of relative ownership interest.

4.	We note your disclosure on page 20 that the Company has no current plans for the reissuance of Shares purchased pursuant to the Offer “[o]ther than in connection with the vesting of equity incentive grants.” We also note your disclosure on page 16 that, if the Offer is fully subscribed, you would purchase 1,818,181 to 2,105,263 Shares and that, as of November 9, 2023, you had “an aggregate of approximately 562,362 Shares reserved for issuance under [your] Equity Incentive Plan.” If the Offer is intended to make Shares available for upcoming vesting events, please add appropriate disclosure or explain why such information is not material.

In response to the Staff’s comment, the Company notes that after further internal discussion, the Company determined that it does not intend to reissue any Shares purchased in the Offer in connection with the vesting of any equity award grants. Accordingly, the Company has revised the disclosure on page 17 of the Amended Offer to Purchase to remove the proviso referenced above.

Conditions to Offer, page 29

5.	You state that you may terminate or amend the Offer if certain “events have occurred (or are determined by [you] to have occurred) that, in [your] reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by [you]), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer” (emphasis added). All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document relating to the circumstances that may “trigger” an offer condition to avoid the implication that they may be within the Company’s control. See Question 101.02 of the Division of Corporation Finance’s “Tender Offer Rules and Schedules” Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 26 of the Amended Offer to Purchase to remove language suggesting that the Company retains control over the trigger of an offer condition.

6.	Refer to the second bullet point on page 29. The phrase “or otherwise relates in any manner to the Offer” qualifying any threatened or actual actions of the type listed in the bullet point above renders this condition extremely broad and may raise illusory concerns under Regulation 14E. Please revise to better articulate the scope of this condition in a manner understandable to target shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amended Offer to Purchase to narrow the scope of the condition.

7.	You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language.

In response to the Staff’s comment, the Company has deleted this language relating to “limitation on prices” on page 25 of the Amended Offer to Purchase.

8.	You have included a condition that will be triggered by “the commencement of a war, armed hostilities or other similar national or international calamity . . . directly or indirectly involving the United States” (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute “indirect involvement” of the United States, or delete this language.

In response to the Staff’s comment, the Company has revised this language on page 25 of the Amended Offer to Purchase.

9.	We note the following disclosure on page 31: “The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date, subject to applicable laws. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated.” If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amended Offer to Purchase.

10.	Refer to the last bullet point in this section on page 31. Clarify the circumstances under which you believe you may delay acceptance of, or payment for, tendered Shares without extending the Offer (which is covered in the last bullet point on page 30), or delete.

In response to the Staff’s comment, the Company has deleted this language on page 26 of the Amended Offer to Purchase, page 2 of the Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and page 2 of the Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Financial Statements and Information, page 34

11.	We note that you incorporate by reference the Company's financial statements included in the enumerated filings listed. However, the disclosure document disseminated to shareholders must at a minimum contain summary financials. See Instruction 6 to Item 10 of Schedule TO and Question I.H.7 in the Division of Corporation Finance’s “Third Supplement to the Manual of Publicly Available Telephone Interpretations” (July 2001). Please revise, and advise in your response letter how you will distribute this information to target shareholders.

In response to the Staff’s comment, the Company notes that Item 10 of Schedule TO requires issuers to furnish the financial information required by Item 1010(a) and (b) of Regulation M-A only if such information is “material.” Instruction 2 to Item 10 further provides that “financial statements are not considered material when: (a) [T]he consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.” In our case, the Company is using its own cash reserve to fund the repurchase of Shares so the only consideration is cash, and there is no financing condition to the Offer. Furthermore, the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Act of 1933, as amended, that files reports electronically on EDGAR. Accordingly, the Company does not believe that such financial information is material and therefore it is not required to provide any financial statements under Item 10 of Schedule TO, including any financial information incorporated by reference therein. As a result, the Company does not believe the obligation to provide summary financial information under Question I.H.7 in the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001) is applicable, and the Company additionally acknowledges that there is not a need to incorporate by reference any financial statements in this section. Consequently, the Company has revised the language provided under Item 10 of the Schedule TO and page 29 of the Amended Offer to Purchase to indicate that Section 11 of the Offer to Purchase is no longer applicable.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.650.843.7263.

Very truly yours, /s/ Albert Lung